Offering Statement for Vymedic Inc. (“Vymedic”)

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from

those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Vymedic Inc.

   9800 Pyramid Court
   Suite 400
   Englewood, CO 80112

Eligibility

2. **The following are true for Vymedic Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Cynthia Winning

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   March 2020 - Present: CEO, Vymedic, Inc. March 2008 - March 2020: CEO, Vymedic, LLC Cynthia Winning is the Founder and CEO of Vymedic, Inc., a Biotech focused on research and development

of novel amino acid-based therapeutics. With a 30-year career as corporate product development and marketing executive, Ms. Winning has identified, developed, and launched many successful consumer products and services. Prior to launching Vymedic, Ms. Winning was the Group Vice President of Marketing and Programming for Jones Intercable, where she oversaw all new product development, marketing, and programming for the fifth largest multiple system cable television operation. Accomplishments include the marketing design and launch of the first broadband commercial product which was successfully rolled out in Washington DC and surrounding suburbs. As a result, the Disney Company hired Jones to build, launch, and manage its first broadband product in its new prototype city called Celebration, Florida. During this time, Jones received the JD Power award for customer service and satisfaction, moving from 12th to first place in one year. Previous accomplishments include working as the Founder and President of PRS, Inc., a start-up sports marketing company, where she created, developed, produced, and launched a profitable new TV sports series. In addition, she served as the Vice President/Director of Marketing for Citicorp Retail Services, a new corporate start-up where she created innovative, credit products and global production initiatives which immediately and dramatically increased corporate profits and shareholder value.

Name
Stephen Lehman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
2020 - Present: Vymedic, Inc - Executive Chairman November 2019 - March 2020: Vymedic, LLC - Executive Chairman May 2018 - Present: Business Rockstars - Chairman May 1999 - Present: Prism Films - Executive Chairman As a fomer CEO of both NASDAQ and NYSE companies, Steve Lehman has an extensive financial and business background. First Round Investor in Mark Cuban's Broadcast.com o $2M investment = $300M exit on Yahoo acquisition Executive Chairman – Vymedic Biotech o First Amino Acid based broad spectrum anti-viral o Product launch 4 th Q 20 Chairman – Business Rockstars / CoFoundersLab o BR - Largest Entrepreneurial Media platform in the US o CFL – Entrepreneurial subscription & membership eco- system Chairman – CEO – National Media Corp – NYSE o Investment and take-over of fledgling direct response company o From direct response to e-commerce / market cap from $30M - $1B in 1 year Chairman – CEO – Premiere Networks – Nasdaq – Sold to Clear Channel $200M o StartUP to the largest Radio Network in the US Partner – Broadstream Capital Partners o Merchant Bank, Principle investors, M&A, Capital Raise, Advisory current / recent Boards and Advisory Boards: Vymedic, DocuSign, Global Mentor Networks, Business Rockstars, Ucode, Invincible Entertainment

Name
Gerald Mills

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
July 20, 2020 - Present: Board Member, Vymedic, Inc. December 2012- July, 2020: Retired Gerald holds a Bachelors and Masters Degrees From Miami University in Oxford, Ohio. His professional career included 28 years at Owens Corning in plant, division and corporate roles in Human Resources, employee relations and compensation and benefits. My last assignment was Vice President Human Resources of the global composites business which was about $1.5B in revenue. I then spent the next 11 years in "turnaround " businesses. The first was Eagle Picher Industries followed by Remy International. My role in each was Senior VP and Chief Human Resource officer. The focus was on recruiting change oriented top leadership, designing an organizational structure to drive business results, aligning reward systems with business performance, and assessing and developing leaders. I retired shortly after we took Remy public on NASDAQ in December of 2012.

Name
David Bartlett

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

March 2020 - Present: General Counsel, Vymedic, Inc. December 2019 - March 2020: General Counsel, Vymedic, LLC 2007 - Present: Owner, LAW OFFICES DAVID E. BARTLETT David E. Bartlett, Attorney-at-Law, is currently in private practice representing enterprises at the start-up, development and growth stages as outside general counsel, and on special projects, including strategic alliances, corporate and securities, mergers and acquisitions, commercial, technology, licensing and intellectual property transactions. Mr. Bartlett has co-founded several high-tech companies, was a partner with a major law firm, authored books and articles, and is an elected member of the American Law Institute. Mr. Bartlett was a Partner of Cooley Godward LLP, a Silicon Valley- based law firm, where he practiced for 10 years after he joined the firm in 1987. Mr. Bartlett co-founded its Boulder office in 1993, where he was in charge of the Technology Practice Group. Mr. Bartlett represented high-tech and biotechnology companies specializing in strategic alliances, corporate and securities, mergers and acquisitions, licensing, complex commercial transactions, and intellectual property transactions and strategies. Mr. Bartlett is an elected member of the American Law Institute (ALI), since 1995, and has served on several ALI drafting committees. He was a distinguished Advisor for the Principles of the Law: Software Contracts, as adopted and promulgated by the ALI at Washington, D.C. (May 19, 2009), published 2010. He was also Advisor for ALI's Style of the Institute Committee, which produced a manual for ALI Reporters, The Voice of The American Law Institute. He was also appointed by the ALI to the Uniform Commercial Code (UCC) Article 2B (Information Licensing and Software Contracts) Drafting Committee, a national committee that produced the Uniform Computer Information Transactions Act (UCITA). Mr. Bartlett serves as Executive Vice President of Trivium Corporate Solutions, a Silicon Valley-based outsourcing services firm for technology start up companies. Mr. Bartlett served as Vice President and General Counsel of Azaire Networks Inc., a Silicon Valley-based wireless technology company acquired by IntelliNet Technologies, Inc. He co- founded Azaire Networks in 1999 and the company grew to 150+ employees worldwide. Mr. Bartlett was Vice President of Business Development and General Counsel of NetSage Corporation (merged with Finali Corporation), an agent-based software company emphasizing electronic Customer Relations Management and pioneered online instructional interactivity. He co-founded NetSage in 1996. Mr. Bartlett is the author of numerous articles and other publications, including the Strategic Alliances Handbook and the Intellectual Property Handbook -- Institutional and University Licensing: Key Terms and Negotiation Points. Mr. Bartlett's education includes a Bachelor of Science degree in Business Entrepreneurship, magna cum laude, University of Colorado (1978); and a Juris Doctor degree, Outstanding Corporate Intern, University of Denver College of Law (1984).

Name
Lee Peterson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
January 1, 2012 - Present CPA/President, Lee M. Peterson and Associates, LLC 2020 - Present - CFO, Vymedic Inc. Lee M. Peterson, CPA is in private practice and has worked in public accounting since 1993. He provides income tax, accounting, and financial consulting services to individuals, businesses, and non-profits as well as outsourced CFO services. Prior to venturing on his own, he was a tax manager for a top multi-national CPA firm. Lee holds a Bachelor of Science degree in Economics from California State Polytechnic University.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Cynthia Winning

Securities:	2,741,000
Class:	Common Stock
Voting Power:	86.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Vymedic's patented immune supplement, Vymune®, has been scientifically proven to suppress influenza, the common cold and similar viruses. The product has also been shown to be safer and more effective than competing antiviral drugs or supplements. Vymune's® all natural, amino acid based formula will be available in rapid melt away tablets, sold over the counter. The creation of Vymune® leverages years of research and development that led to transformative breakthroughs in amino acids and metabolism; Vymedic holds over twenty patents. To prove Vymune's® safety and efficacy, Vymedic has conducted ten years of clinical trials – including a randomized, double-blind, placebo-controlled, human clinical trial - and research studies partnering with national, university, and government laboratories.

Vymedic currently has 2 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Vymedic Inc. speculative or risky:**
    1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company may require substantial future capital in order to continue to conduct the research, product development, and marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements may adversely affect the Company's business, financial condition, and results of operations because the Company would be left without the capital required to complete product development or establish sales and marketing capabilities.
    2. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.
    3. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.
    4. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.
    5. We expect that our research and development expenses will increase significantly in connection with our ongoing activities, particularly as we commence clinical development for our products. We will need to raise additional funds to complete our planned clinical trial programs. If we are not able to enter into collaboration agreements on terms that are acceptable to us, we will need to raise additional capital to fund these trials or delay or abandon the trials. In addition, we expect to incur significant commercialization expenses for product sales and marketing. Accordingly, we expect that we will need substantial additional funding and may be unable to raise capital when needed or on attractive terms, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts. Our future capital requirements will depend on many factors, including: • the scope, progress and results of our research and preclinical development programs; • the scope, progress, results, costs, timing and outcomes of the clinical trials of our products; • the timing of entering into, and the terms of, one or more collaboration agreements with one or more third parties for our products; • the timing of and the costs involved in obtaining regulatory approvals for our products; • the costs of operating, expanding and enhancing manufacturing facilities and capabilities to support our clinical activities and our commercialization activities; • the costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities; • revenues received from sales of our products; and • the costs of additional general and administrative personnel, including accounting and finance, legal and human resources employees. As a result of these and other factors, we expect that we will seek additional funding

in the future. If we are unable to obtain adequate financing on a timely basis in the future, we would likely be required to delay, reduce or eliminate one or more product development programs.

6. Drug development of new chemical entities depends on the successful transition of complicated and painstaking clinical trials and the associated satisfactory demonstration of safety and efficacy. Although the molecular backbone underpinning the company's drug analogs has been evaluated extensively and is presumed to possess predictable evaluation results, nothing guarantees that some unknown adverse interaction or unanticipated effect may be discovered. A failure of Vymune in either pre-clinical studies or in human clinical trials could put an end to the future of that drug and likely the company as well. In that case it is likely that investors in the company would lose all of their investment principal. Even with the funds raised in this equity offering the company's financial resources will be limited, so there is no assurance that the company will be able to advance Vymune sufficiently through clinical trials for it to be sufficiently attractive to a pharmaceutical company to license or acquire that asset on favorable financial terms. It may be necessary for the company to raise additional funds following this equity offering in which case the shareholders would be diluted.

7. We have incurred significant losses since inception. We expect to continue to incur significant operating expenses and anticipate that our expenses and losses will increase in the foreseeable future as we seek to: • gain regulatory approvals for our products that successfully complete clinical trials; • maintain, expand and protect our intellectual property portfolio; • seek to commercialize our products; • hire additional clinical, regulatory, quality control, scientific and management personnel; and • add operational, financial, accounting, facilities engineering, manufacturing and information systems personnel, consistent with expanding our operations. To become and remain profitable, we must succeed in developing and eventually commercializing products with significant market potential. This will require us to be successful in a range of challenging activities, including successfully completing preclinical testing and clinical trials of our products, obtaining regulatory approval for our products and manufacturing, marketing and selling our products. We are only in the preliminary stages of many of these activities. We may never succeed in these activities and may never generate revenues that are significant or large enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the price of our equity securities and could impair our ability to raise capital, expand our business or continue our operations.

8. Our product development programs will be based on novel technologies and are inherently risky. We will be subject to the risks of failure inherent in the development of products based on new technologies. The FDA may not approve our products or may approve them with certain restrictions that may limit our ability to market our products, and our products may not be successfully commercialized, if at all.

9. Our clinical trials may not be successful. We intend to conduct clinical studies. Preclinical and clinical testing is expensive, difficult to design and implement and can take many years to complete. A failure of one or more of our preclinical studies or clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to obtain regulatory approval or commercialize our products, including: • our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or we may abandon projects that we currently expect to be promising; • regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site; • enrollment in clinical trials may take longer than expected or the clinical trials as designed may not allow for sufficient patient accrual to complete enrollment of the trial; • conditions imposed by the FDA or any non-US regulatory authority regarding the scope or design of our clinical trials may require us to submit information to regulatory authorities, ethics committees or others for review and approval; • the number of patients required for our clinical trials may be larger than anticipated or participants may drop out of clinical trials at a higher rate than anticipated; • third party contractors or clinical investigators may fail to comply with regulatory requirements or fail to meet their contractual obligations in a timely manner; • we may have to suspend or terminate clinical trials if we, regulators or institutional review boards determine

that the participants are being exposed to unacceptable health risks; • we may not be able to demonstrate that our products provide an advantage over current standard of care or future competitive therapies in development; • regulators or institutional review boards may require us to hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements; • the cost of clinical trials may be greater than anticipated; • the supply or quality of the materials necessary to conduct clinical trials may be insufficient or inadequate or we may not be able to reach agreements on acceptable terms with prospective clinical research organizations; and • the effects of our formulations may not be the desired effects or may include undesirable side effects. We have limited experience in conducting and managing the preclinical development activities and clinical trials necessary to obtain regulatory approvals, including approval by the FDA. Our limited experience might prevent us from successfully designing or implementing a clinical trial. We have limited experience in conducting and managing the application process necessary to obtain regulatory approvals and might not be able to demonstrate that our products meet the appropriate standards for regulatory approval. If we are not successful in conducting and managing our preclinical development activities or clinical trials or obtaining regulatory approvals, we might not be able to commercialize our products, or might be significantly delayed in doing so, which will materially harm our business.

10. We may not be able to secure and maintain relationships with research institutions and clinical investigators that are capable of conducting and have access to necessary patient populations for the conduct of our clinical trials. We will rely on research institutions and clinical investigators to conduct our clinical trials. Our reliance upon research institutions, including hospitals and clinics, provides us with less control over the timing and cost of clinical trials and the ability to recruit subjects. If we are unable to reach agreement with suitable research institutions and clinical investigators on acceptable terms, or if any resulting agreement is terminated because, for example, the research institution and/or clinical investigators lose their licenses or permits necessary to conduct our clinical trials, we may be unable to quickly replace the research institution and/or clinical investigator with another qualified research institution and/or clinical investigator on acceptable terms. We may not be able to secure and maintain agreement with suitable research institutions to conduct our clinical trials.

11. Our products may not gain market acceptance, which would have a negative impact on our sales. If the products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of our products will depend on a number of factors, including: • The prevalence and severity of any side effects, including any limitations or warnings contained in approved labeling; • Product pricing; • The strength of marketing and distribution support and timing of market introduction of competitive products; and • Publicity concerning us or competing products and treatments.

12. If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates. The manufacture and sale of human therapeutic products involves an inherent risk of product liability claims and associated adverse publicity. We face product liability exposure related to the testing of our product candidates in human clinical trials, and claims could be brought against us if use or misuse of one of our product candidates causes, or merely appears to have caused, personal injury or death. We intend to obtain product liability insurance for our products and development program, but we do not know if we will be able to continue to obtain product liability insurance on acceptable terms or with adequate coverage against potential liabilities in the future. This type of insurance is expensive and may not be available on acceptable terms. If we are unable to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to commercialize our products. A successful product liability claim brought against us in excess of its insurance coverage, if any, may require payment of substantial amounts and have a material adverse effect on our business, financial condition, results of operations or future prospects.

13. If we are unable to protect our intellectual property, our competitiveness and business prospects may be materially damaged. Our success will depend in part on our ability to protect proprietary technology and to obtain patent protection for our products, prevent third parties from infringing on our patents and refrain from infringing on the patents of others, both domestically and internationally. We believe that we have access to the material intellectual property that we need to develop and commercialize our product candidates as currently contemplated, but in

the future we may need access to additional intellectual property if our plans change or unforeseen circumstances arise. Any arrangement with respect to such intellectual property rights may result in dilution to our equity holders and additional debt and royalty obligations and other payment obligations for us. In addition, the patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal, technical, scientific and factual questions. We intend to actively pursue patent protection for products resulting from our research and development activities that have significant potential commercial value. We may not be able to obtain issued patents relating to our technology or products. Even if issued, patents issued to us or our licensors may be challenged, narrowed invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or reduce the term of patent protection we may have for our products. There can be no assurance that any patents obtained will afford us with adequate protection or provide us with any meaningful competitive advantages against these competitors. Changes in either patent laws or in interpretations of patent laws in the US and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. In addition, any patents we procure may require cooperation with companies holding related patents and we may have difficulty forming a successful relationship with such other companies. Third parties may claim that we are infringing upon or have misappropriated their proprietary rights. We can give no assurances as to whether any issued patents or patents that may later issue to third parties, would affect our contemplated commercialization of our product candidates. We can give no assurances that such patents can be avoided, invalidated or licensed. With respect to any infringement claim asserted by a third party, we can give no assurances that we will be successful in the litigation or that such litigation would not have a material adverse effect on our business, financial condition, results of operation or prospects. In the event of a successful claim against us for infringement or misappropriation of a third party's proprietary rights, we may be required to: • Pay damages, including up to treble damages, and the other party's attorneys' fees, which may be substantial; • Cease the development, manufacture, marketing and sale of products or use of processes that infringe the proprietary rights of others; • Expend significant resources to redesign our products or our processes so that they do not infringe the proprietary rights of others, which may not be possible; • Redesign our products or processes to avoid third-party proprietary rights, which means we may suffer significant regulatory delays associated with conducting additional clinical trials or other steps to obtain regulatory approval; and • Obtain one or more licenses arising out of a settlement of litigation or otherwise from third parties for the infringed proprietary rights, which may not be available to us on acceptable terms or at all. Furthermore, litigation with any third party, even if the allegations are without merit, would likely be expensive and time-consuming and divert management's attention. In addition, we may have to undertake costly litigation to enforce any patents issued or licensed to us or to determine the scope and validity of another party's proprietary rights. An adverse outcome in litigation or interference or other proceeding in any court or patent office could materially adversely affect our ability to develop and commercialize our products. In addition to patents, we and our partners also rely on trade secrets and proprietary know-how. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, third parties may still obtain this information or come upon this same or similar information independently. If any of these events occurs, or we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced.

14. Both the supplements and anti-viral industries are highly competitive. The Company may be faced with competition, direct and indirect, from companies across multiple market segments, and may be unable to either gain necessary market share or sustain prolonged competitive pressures.

15. Because of the novel aspects of the Company's technologies and proposed products, there can be no assurance that adequate or any demand or specific markets actually exist for the Company's products and services. Even if markets and demand exists or develops, the Company's products and services have never been marketed or sold and the level of pricing ultimately required for the Company to realize early and substantial profitability may not be acceptable to the marketplace.

16. The Company plans to outsource to third parties a significant amount of its product development and manufacturing work. There can be no assurance that adequate or proper outsource services can be secured. The Company may experience a significant lack of control over any such services, including the costs, performance and timing and availability of such services.

17. Due to the talents of the senior management team, the Company will be highly dependent on the services of these individuals. Consequently, the loss of the services of one or more of these individuals could have a material adverse impact on the Company. Certain key mangers of the Company, including a permanent Chief Operating Officer and divisional marketing heads and sales personnel, have yet to be identified and any delay in identifying or any difficulty in hiring such key managers could negatively impact the Company.

18. The Company has not yet developed a product beyond an initial demonstration model with limited efficacy and versatility. There is no assurance that the Company can fully develop its planned products, or do so in a timely or economically feasible manner. Even if fully developed, the products are largely untested and unproven under actual user conditions. The products may not function properly, or as specified, and even if they function they may require an unreasonable amount of ongoing customer support.

19. The Company was organized for the primary purpose of developing and marketing a broad based anti-viral compound. Prior to such time the Company has had no operations and, consequently, no historical financial information upon which a prospective investor could perform an evaluation. The Company will be incurring expenses in advance of generating revenues and is expected to realize operating losses in its initial stages of operations. As a new entity, the Company will be subject to all risks typically associated with a start-up entity. Key among these risks will be the Company's ability to implement its strategic plan in a manner contained in its business plan, including continuing to attract and retain qualified individuals and raise appropriate financing as necessary. As such, no assurance can be given as to the timing and extent of revenue receipts and expense disbursements or the Company's ability to successfully complete all the tasks associated with becoming and maintaining a successful enterprise.

20. The Company may encounter significant challenges in marketing its state-of-the-art technology products to customers and into markets that are early in their evolution towards pervasive adoption of new anti-virral technologies.

21. A portion of the Company's marketing efforts will be interrelated to considerations and determinations made by federal, state and local regulation schemes use of new anti-viral materials. The Company is likely to encounter from time to time substantial delays and uncertainty associated with political, bureaucratic and similar aspects of these regulatory schemes.

22. In order to succeed with its business plan, the Company will require the collaboration of participants from several industry and corporate partners as discussed in a previous section. A delay in the coming together of these partnerships and alliances may delay the commercial implementation of the Vymune product.

23. The projections, and other forward-looking information, statements and beliefs contained or expressed herein (including the Appendices), have been made or prepared by the Company based on certain assumptions and are inherently uncertain. Some, or all, of the assumptions utilized in developing the projections, or upon which certain statements or beliefs are based, may not materialize and unanticipated events and circumstances will likely occur. Accordingly, there is no assurance and no representation can be made that any of the assumptions are correct, that the projections will be achieved, or that beliefs and the forward-looking statements expressed herein will prove true.

24. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

25. *Neither the Offering nor the Securities have been registered under federal or state securities*

laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

26. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

27. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

28. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

29. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

30. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

31. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

32. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

33. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

34. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Vymedic Inc. ("Company") is offering securities under both Regulation D, through Livingston Securities, LLC ("Livingston") and Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Livingston is a registered broker-dealer, and member FINRA/SIPC. Livingston will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation D. Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

This offering is considered a side-by-side offering, meaning that the Company is raising capital under two offering types. The Company plans to raise between $10,000 and $3,000,000 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c). Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the combined offering target of $10,000, any investments made under either offering will be cancelled and the investment funds will be returned to the investor.

The Company may raise up to $1,070,000 from non-accredited investors under Regulation CF.

Accredited investors who have proved their accreditation status to Portal, will automatically invest under the Regulation D - Rule 506(c) offering type. All other investors will invest under the Regulation CF offering type. An accredited investor who proves their accreditation status with the Portal prior to 48 hours of the offering closing, can authorize their investment to be withdrawn from the Regulation CF offering and automatically reinvested in the Regulation D offering. You must be an accredited investor to invest under Regulation D.

8. **What is the purpose of this offering?**

   We plan to use proceeds of the offering for hiring, manufacturing, and marketing. We plan to hire in IT, supply chain management, and financial positions. For marketing, we are working with Ogilvy on a targeted, phased market roll out. Manufacturing costs include the expenses required to produce our product.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold Under Reg. CF	If Maximum Amount Sold Under Reg. D and Reg. CF
Intermediary Fees	$490	$52,430	$147,000
Hiring	$1,117	$119,595	$335,000
Manufacturing	$2,810	$300,951	$843,000
Marketing	$5,583	$597,024	$1,675,000
Total Use of Proceeds	**$10,000**	**$1,070,000**	**$3,000,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Vymedic Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $5.00 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	20,000,000	4,000,000	Yes	
Preferred Stock	10,000,000	0	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The exiting options pool might convert into equity. Any conversion will dilute your equity interest in the Company.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owner. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At the issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns. The issuance of additional shares of our common stock will dilute your ownership in our Company. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has Vymedic Inc. conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The company is currently pre-revenue and therefore has generated no sales to date. The predecessor company Vymedic, LLC generated a net loss in the year ended December 31, 2019 of $46,788, as compared to a net loss of $45,688 in the year ended December 31, 2018. The vast majority of our expenses were driven by professional fees, which amounted to $31,937 and $37,311 for the years ended December 31, 2019 and 2018, respectively. . We plan to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. As of December 31, 2019, the predecessor company Vymedic, LLC had total assets of $2,032, which were wholly comprised of the company's checking account. On January 29, 2020, the Company entered into memorandum of understanding with an individual for advisory services in exchange for 320,000 shares of common shares at par value for a total of $32 in cash consideration. During March 2020, the LLC converted to a corporation in state of Delaware. On May 6, 2020, the Company issued 3,061,000 shares of common stock for cash in the amount of $306. 2,741,000 of these shares were issued to its former managing member in exchange for previous membership interests in the LLC. On July 20, 2020, the Company entered into consulting agreement for monthly fee of $10,000, consisting of $5,000 in cash and the issuance of shares valued at $5,000, in exchange for services received. On July 20, 2020, the Company issued 118,810 stock options in exchange for services, exercisable at $0.01 per share, or an aggregate total of $1,188, under the 2020 Equity Incentive Plan. The Company also reserved 100,000 options under the Plan for potential future issuance to Board members. During the years ended December 31, 2019 and 2018, the sole member contributed $61,315 and $46,589, respectively. During the year ended December 31, 2019, the sole member received returns of contributed capital totaling $15,600. With this raise, we plan to allocate a higher percentage to marketing, as well as to hiring and manufacturing. We believe these activities will result in the traction we will need to court venture capital funding.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**

2. places limitations on the activities, functions or operations of such person?
3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Vymedic Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Vymedic, Inc. currently holds registered patents for antiviral supplement formulation in eighteen different countries across the world including the USA. Vymedic, Inc. also holds a patent pending approval in the USA. Please see the patent data shown in the list below in this paragraph. Country: Austria, Number: E705203, Status: Registered Country: Belgium, Number: EP 2362725, Status: Registered Country: Canada, Number: CA 2977492, Status: Registered Country: Canada, Number: CA 2742302, Status: Registered Country: China, Number: CN 200980148721.4, Status: Registered Country: Switzerland, Italy, Ireland Germany, Spain, Finland, France, Great Britain, Denmark, Netherlands, Sweden (EUROPE) Number: EP 2362725, Status: Registered Country: Hong Kong, Number: HK 1164056, Status: Registered Country: Mexico, Number: MX 320086, Status: Registered Country: The USA, Numbers: US 9907809,US 10478447,US 9034834, Status: Registered Country: The USA, Number: US 16/582657, Status: Pending

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf
Opportunity:	
Offering Page JPG:	offeringpage.jpg
Financials:	
Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: vymedic.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.